October 7, 2024

Allan Evans
Chief Executive Officer
Unusual Machines, Inc.
4677 L B McLeod Rd
Suite J
Orlando, FL 32811

       Re: Unusual Machines, Inc.
           Registration Statement on Form S-1
           Filed September 11, 2024
           File No. 333-282035
Dear Allan Evans:

       We have conducted a limited review of your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 Filed September 11, 2024
General

1. Please revise the registration statement to provide a detailed description of each of the transactions in which the selling stockholders obtained the securities being registered in this registration statement. Please also ensure that the terms of each security are clearly disclosed in the registration statement.
 October 7, 2024
Page 2
Plan of Distribution, page 38

2. We note your disclosure on page 38 that your selling securityholders may sell their securities through purchases by a broker-dealer as principal and resale by the broker-
       dealer for its account. Please confirm your understanding that this would constitute a material change to your plan of distribution requiring a post-effective amendment.
       Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Eranga Dias at 202-551-8107 or Evan Ewing at 202-551-5920 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing